August 29, 2016

Via Edgar

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FTD Companies, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 11, 2016 File No. 001-35901

Dear Ms. Thompson:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 16, 2016 (the “Comment Letter”), relating to the above referenced filing. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.We note you have provided  certain unaudited pre-acquisition financial information related to Provide Commerce for the year ended  December 31, 2014 in your tabular presentations of your results of operations on pages 45 and 50.  You state that you have provided such information for informational purposes and that such information was derived from the unaudited pre-acquisition results of operations of the acquiree.  Please revise future  filings to eliminate all pre-acquisition information. We do not believe such presentation is appropriate considering the pre- and post-acquisition results of operations of the acquired  entity have not been prepared on the same basis due to the  application of purchase accounting under  ASC 805.

The Company acknowledges the Staff’s comment and intends to revise future filings to eliminate all pre-acquisition information related to Provide Commerce. However, consistent with the Staff’s remark in Comment 2 below, the Company may decide to include pro forma financial information for the fiscal year ended December 31, 2014 prepared in full accordance with Article 11 of Regulation S-X and then include a discussion of such pro

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

forma results compared to the Company’s historical results of operations for fiscal 2015 and any other applicable periods. Any such discussion would be in addition to, and not in lieu of, a discussion of the Company’s historical results of operations required by Item 303 of Regulation S-K and would include disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

2.We note that you discuss the pre- and post-acquisition results of operations of the Provide Commerce segment as if such operations were presented on a comparable basis. We do not believe such a discussion is appropriate  considering the post-acquisition results include the stepped up basis of the acquired entity and any different accounting policies adopted by Provide Commerce upon its acquisition.  Please revise future  filings to provide a discussion of your historical GAAP basis financial statements as required  by  Item 303 of Regulation S-K.  Explanations of reasons for changes between periods may include discussions of changes arising from the  acquisition. We would not object if you wish to include pro forma financial information prepared in full accordance with Article 11 of Regulation S-X  for the fiscal year  ended December 31, 2014 in your filing and then discuss such pro forma results compared to your historical results for fiscal 2015. However, any such discussion should be in addition to,  and not in lieu of, a discussion of your historical results of operations required  by Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and, with respect to the Provide Commerce segment, intends to revise future filings to provide a discussion of the Company’s historical GAAP basis financial statements as required by Item 303 of Regulation S-K. In this regard, the Company may include pro forma financial information for the fiscal year ended December 31, 2014 prepared in full accordance with Article 11 of Regulation S-X and then include a discussion of such pro forma results compared to the Company’s historical results of operations for fiscal 2015 and any other applicable periods. Any such discussion would be in addition to, and not in lieu of, a discussion of the Company’s historical results of operations required by Item 303 of Regulation S-K and would include disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

3.Your risk factor on page 20 indicates that you “have been offering broader and greater discounts to the consumer” and that you “currently intend to continue selling a portion of our products and services at a discount.” Please highlight this trend within your MD&A  and discuss the historical and prospective impact this trend has had  and is expected to have on your financial condition and operating performance.  See SEC Release No. 33- 8350.

The Company acknowledges the Staff’s comment. Discounts are one of the components of average order value, which is a key metric that is evaluated by the Company and disclosed within MD&A in the Company’s filings. Such disclosure includes discussion of the period over period changes or trends, as applicable, in average order value. The Company will continue to highlight all material identified trends within the Company's MD&A in future

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

filings, including a discussion of the matters identified above as and to the extent appropriate. Any such discussion of material identified trends would include the historical and prospective impact those trends have had and are expected to have on the Company’s financial condition and operating performance.

Financial Statements

Note 1. Description of Business, Basis of Presentation, Accounting Policies and Recent Accounting Pronouncements, page F-10

4.We note your disclosure that your operations include those of your subsidiary Interflora,  Inc.  and that one-third of this entity is owned  by a third party.  Please tell us what  consideration you gave to providing the disclosures required  by ASC 810-10-50-1A.

The Company acknowledges the Staff’s comment and notes that, in consideration of the requirements of ASC 810-10-50-1A, the Company concluded that no additional disclosures were required based on a materiality determination. In this regard, the non-controlling interest liability at December 31, 2015 was $381,000 (0.07% of net assets) and the net loss for that subsidiary for the year ended December 31, 2015 was $75,000 (0.1% of consolidated net income).

Note 3. Segment Information, page F-22

5.We note that your Provide Commerce operating and reportable segment includes two reporting units, Personal Creations and ProFlowers/Gourmet  Foods, and that the ProFlowers/Gourmet  Foods reporting unit represents two businesses which have been  combined into one reporting unit because they met the applicable aggregation criteria. Please tell us how you considered whether your Personal Creations and ProFlowers/Gourmet  Foods reporting units may represent two separate operating and reportable segments.  In your response, please provide the  following information:

•	Please tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to your CODM.

Mr. Robert S. Apatoff, President and Chief Executive Officer, is the Company’s Chief Operating Decision Maker (CODM). Mr. Apatoff is responsible for assessing the performance of the Company’s consolidated business, assessing the operating performance of each of the Company’s segments and making decisions regarding allocation of resources to the segments.

As part of the identification of the Company’s CODM, the Company considered whether any other senior executives, either individually or as a group, could also, or alternatively, be considered the CODM and determined that Mr. Apatoff is the CODM. Although other members of our senior management team participate in the resource allocation process from time to time, their expertise lies in their specific functional areas, and the resource allocation and operating decision-making authority resides with Mr. Apatoff as President and CEO.

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

During 2015, the individuals who reported to Mr. Apatoff and their roles were as follows:

o	Ms. Anne Saunders - President, US Consumer (responsible for the Company’s Consumer segment and also the Company’s Provide Commerce segment)
o	Mr. Tom Moeller, Executive Vice President, Florist (responsible for the Company’s Florist segment)
o	Mr. Rhys Hughes - President, Interflora British Unit (responsible for the Company’s International segment )
o	Ms. Becky Sheehan – Executive Vice President and Chief Financial Officer (responsible for the Company’s global finance operations)
o	Mr. Scott Levin – Executive Vice President, General Counsel and Secretary (responsible for the Company’s global legal matters)
o	Ms. Cheryl Michie – Executive Vice President, Chief Information Officer (responsible for the Company’s global information technology platforms)
o	Mr. Jack Farnan – Vice President, Human Resources (responsible for the Company’s human resource operations in the U.S. and Canada). Jack served in this capacity while a contractor with the Company.
o	Mr. Michael Dorion – Executive Vice President, Customer Relationship Management and Quality (responsible for the Company’s customer service and quality operations in the U.S. and Canada)
o

Mr. Clark Howard – Executive Vice President, Operations (responsible for the Company’s supply chain, logistics, distribution and fulfillment operations, primarily supporting the Provide Commerce segment)

o	Mr. Holger Mueller – Executive Vice President, Business Integration (responsible for leading the FTD/Provide Commerce integration efforts). Mr. Mueller left the Company in December 2015.

•	Identify and describe the role of each of your segment managers.

During 2015, the segment managers and their roles were as follows:

o	Ms. Anne Saunders - President, US Consumer (responsible for the Company’s Consumer segment and also the Company’s Provide Commerce segment)
o	Mr. Tom Moeller, Executive Vice President, Florist (responsible for the Company’s Florist segment)
o	Mr. Rhys Hughes - President, Interflora British Unit (responsible for the Company’s International segment)

•

Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for these meetings, the financial information discussed in those meetings and who  else attends these meetings.

During 2015, the CODM generally held weekly staff meetings with his direct reports. Only the CODM’s direct reports attended the weekly staff meetings. The discussions in the CODM’s staff meetings included a variety of different business and operational

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

topics largely focused on segment and brand/business revenue performance, trends in the underlying segment revenue metrics, such as order volume and average order value, marketing initiatives, customer satisfaction and quality measures, florist membership trends, technology performance and progress on key operating plan initiatives. In addition to these matters, discussions may have additionally focused on, among other things, longer-term strategy, competitor activities in the marketplace, potential acquisitions, and supply chain, financial, human resource and legal and regulatory matters.

The financial information provided to the CODM was a monthly summary of revenue and segment operating income for each of the four segments - Consumer, Provide Commerce, Florist, and International. This reporting is further described below. In addition, the CODM received daily and weekly reporting of revenues by business.

Revenues by business were reviewed in the weekly staff meetings. In addition, profitability at the segment level was reviewed for each of the four segments on a monthly basis. Profitability below the segment level was not reviewed in these meetings. The CODM made resource allocation decisions and managed the business at both a consolidated level and at a segment level. The weekly staff meetings provided the vehicle by which the CODM monitored the results of the four segments to determine if performance was on track or whether shortfalls to forecast or budget were anticipated.

•

Tell us who is held accountable  for the results of the Personal Creations and ProFlowers/Gourmet  Foods reporting units, how often these individuals meet with your CODM, the  financial information your CODM reviews to prepare  for these meetings, the financial information discussed in these meetings and who else attends these meetings.

Ms. Anne Saunders was accountable for the results of the Provide Commerce segment, which includes the ProFlowers, Gourmet Foods and Personal Creations businesses, and three other immaterial businesses — gifts.com, Kalla and Sincerely, which in aggregate amounted to less than 0.3% of consolidated revenues and are part of the ProFlowers/Gourmet Foods reporting unit. Ms. Saunders frequently met with the CODM, including in the weekly staff meetings and other periodic meetings, on various topics related to the segment. Much of the time, Ms. Saunders met with the CODM in one-on-one meetings. On an ad hoc basis, Ms. Saunders invited other individuals from her team or functional teams to participate. Such individuals may have included the general managers of the businesses, members of the marketing team and other individuals from the creative, supply chain, customer service and/or finance staff depending on the operational or strategic topic being discussed. The financial information reviewed by Ms. Saunders with the CODM included revenue by business (ProFlowers, Gourmet Foods and Personal Creations) but only included segment operating income for Provide Commerce in total.

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

•	Please describe for us the information regularly provided to your CODM regarding these reporting units and how frequently such information is provided to your CODM.

The CODM has historically been provided with three primary reports to assess the Company’s performance and make resource allocation decisions: the annual budget, periodic financial forecasts and periodic/weekly/monthly updates of actual results. Additionally, the CODM is provided monthly capital expenditure reports which segregate spending by segment and also quarterly board reports in his roles as the President, CEO and as a member of the Board of Directors.

The financial information provided to the CODM was a monthly summary of the actual operating results of the Consumer, Provide Commerce, Florist, and International segments. The summary included revenues and segment operating income for each of the four segments, as well as consolidated revenues and adjusted EBITDA. Internally, the Company refers to segment operating income as adjusted EBITDA. In addition, revenues only were provided for each of the businesses that comprise the Provide Commerce segment, including ProFlowers, Gourmet Foods, and Personal Creations. The actual revenues and segment operating income amounts were compared to prior year, budget and guidance forecast.

The CODM periodically held meetings in which each of the segment managers along with the business general managers and each of the functional leaders (e.g. IT, CRM/Quality and Operations) and other members of the functional teams provided updates on performance, along with other key financial and non-financial metrics, and reported progress on key operating plan initiatives.

Again, specific to the Personal Creations and ProFlowers/Gourmet Foods reporting units within the Provide Commerce segment, the CODM was not provided with profitability measures below the total segment level nor did he regularly meet with the general managers of these businesses to assess performance and allocate resources.

•	Please describe for us the information regularly provided to your Board of Directors (BOD) regarding these reporting units and how frequently such information is provided to your BOD.

Related to financial performance, the BOD was presented with revenues for the Consumer, Florist, and International segments and the businesses that comprise the Provide Commerce segment, including ProFlowers, Gourmet Foods, and Personal Creations and segment operating income. No measures of profitability were provided below the segment level for any segment, including the Provide Commerce segment.

The Board of Directors (BOD) met eight times during 2015, including following each quarterly close period. Quarterly, the BOD was provided information related to: the actual and forecasted consolidated financial performance of the Company compared with budget, guidance forecast and the prior year; actual and forecasted segment

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

financial performance compared to budget, guidance forecast and the prior year; and marketing, operational and other matters specific to the operating and strategic initiatives of the business. The consolidated financial performance of the Company primarily focused on revenues and adjusted EBITDA for the Company as a whole. For segment performance, the BOD received revenues and segment operating income, along with other key operating metrics including order volume and average order values.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

Budget targets were set by the CODM on a consolidated basis and on a segment basis. Budgets were prepared by the segment, business and functional managers, and finance staff. Budgets and forecasts were prepared at the business level and consolidated at a segment level and then further consolidated at the corporate level.

The annual budget was reviewed and approved by the CODM before it was submitted to the BOD for its approval. In connection with setting and review of the budget targets, the CODM was provided with revenues for the consolidated company as well as by segment and for each of the businesses that comprise the Provide Commerce segment. In addition, the CODM was provided with adjusted EBITDA on a consolidated basis and segment operating income, key strategic initiatives, and annual operating plan initiatives for each of the four segments. Segment operating income for the Provide Commerce segment was provided at the segment level only. The CODM’s changes to the financial budget targets were made only at the consolidated and segment level of the Company.

The budget financial package provided to the BOD for approval included: consolidated revenues; revenues by segment and for each of the businesses that comprise the Provide Commerce segment; and consolidated and segment operating income.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget- to-actual variances.

As noted above, the detail communicated to the CODM included actual results, forecasted results and comparisons of actual results to forecasts, budgets and prior year results for each of the Company’s segments. As also noted above, the CODM reviewed results with the segment managers in the weekly staff and periodic update meetings. In such meetings, Ms. Saunders reviewed the profitability of the Provide Commerce segment as a whole and not the ProFlowers/Gourmet Foods and Personal Creations reporting units separately.

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

The compensation for each of the individuals that reports to the CODM is based on their varying levels of responsibility, individual performance, segment and Company performance, and other internal Company considerations. With respect to the CODM’s direct reports, the compensation committee determines their compensation, taking into account the recommendations of the CODM who annually reviews the performance of the other executive officers and then presents to the compensation committee the conclusions reached and his recommendations for their compensation based on those reviews. The compensation committee can, and often does, exercise its discretion in determining whether to approve or modify any recommended compensation adjustments or equity awards. Decisions regarding any other forms of compensation provided to the Company’s executive officers that are not provided to all senior level employees (for example, any executive level health and welfare benefits, deferral plans and perquisites) are made by the compensation committee after taking into consideration the recommendations made by the CODM.

Base salaries for the CODM’s direct reports are typically reviewed annually by the Company’s compensation committee with input from the CODM. Equity awards, such as options, restricted stock, and restricted stock units, are typically intended to align the compensation of our executive officers with the price performance of the Company’s common stock and, accordingly, vary in value based upon the Company’s consolidated performance. Annual cash management incentive bonuses are typically awarded to the CODM’s direct reports under a management bonus plan that is approved by the compensation committee with individual awardee goals that are tied to Company performance and segment/departmental and individual goals.

In 2015, Ms. Saunders, the Company’s President, US Consumer, was a participant in the Company’s 2015 Management Bonus Plan. Her potential award under the plan was tied to the Company’s consolidated performance and the collective performance of the Consumer Segment and the Provide Commerce Segment. Accordingly, the Provide Commerce component of Ms. Saunders’ compensation potential did not differentiate between Personal Creations and ProFlowers/Gourmet Foods but rather focused on the performance of the businesses within the Provide Commerce Segment as a whole. Further, Ms. Saunders was the only one of the CODM's direct reports for whom a portion of 2015 compensation was directly tied to the performance of the Provide Commerce Segment  (as opposed to overall Company performance or the performance of the Company's other segments).

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

6.Please revise to disclose revenue from external customers for  each product and service or each group of similar products and services as required  by ASC 280-10-50-40 or  explain to us in reasonable detail why you believe no such revision is required.  In  particular, we note that you previously segregated service revenues between  order-related services and membership and subscription-based services.

The Company acknowledges the Staff’s comment and in particular that the Company previously disclosed services revenues segregated between order-related services and membership and subscription-based services. In consideration of both the requirements of ASC 280-10-50-40 and the increase in the Company’s revenues after the acquisition of the Provide Commerce businesses, the Company no longer discloses the further split of service revenues between order-related services and membership and subscription-based services as we have determined that such disclosure is not material to investors. For the year ended December 31, 2015, the total revenues related to order-related services and membership and subscription-based services were 6% and 5% of consolidated revenues, respectively.

The Company advises the Staff that the Company’s current disclosure reports products and services revenues by segment, which segregates Florist and International revenues between products and services. In addition, in future filings the Company will expand the disclosure to include the separate revenues for the ProFlowers, Gourmet Foods and Personal Creations businesses that comprise the Provide Commerce segment.

Schedule II – Valuation and Qualifying Accounts, page F-49

7.Please clarify whether or not your “Allowance for doubtful accounts and sales allowances” relates solely to the collectability of your accounts receivable balance or if it also includes activity related to other accounts, such as your allowance for sales returns. If accounts have been combined, please separately present such activity within Schedule II.  If all amounts pertain to your allowance for doubtful accounts, clarify why such a significant percentage of your non-financing accounts receivable balance appears to be reserved as of the fiscal year-ends presented.

The Allowance for Doubtful Accounts and Sales Allowances in Schedule II and on the consolidated balance sheets do include immaterial amounts related to sales allowances ($170,000 and $27,000 at December 31, 2015 and 2014, respectively) in addition to the allowance for doubtful accounts. Due to the immateriality of the sales allowance portion, we did not separately disclose that activity.

The substantial majority of our allowance for doubtful accounts of $4.6 million at December 31, 2015 related to balances due from floral network members whose membership had been terminated. When a floral network member ceases to be a member, either due to the member terminating its membership or due to the Company terminating the member’s membership, the balance due from such member becomes more difficult to collect and the collection process can take a significant amount of time. The Company aggressively pursues collection through a number of avenues, including litigation, and does not write off a balance until it is convinced the receivable is not collectible. At December 31, 2015, the total accounts receivable related to terminated floral network members was

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

$4.6 million. The total allowance for doubtful accounts at December 31, 2015 was $4.6 million, of which $4.1 million related to terminated floral network members. The aging of the receivables related to terminated floral network members was as follows:

(in 000's)	Accounts Receivable	Allowance
Current	$95	$47
1 - 150 days past due	660	462
151 - 364 days past due	835	710
365 - 730 days past due	1,495	1,421
731 or more days past due	1,538	1,466
TOTAL	$4,623	$4,106

[Signature page follows]

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

August 29, 2016

***

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the responses herein, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and
Chief Financial Officer

cc:   Sondra Snyder, Staff Accountant (Securities and Exchange Commission)

Andrew Blume, Staff Accountant (Securities and Exchange  Commission)

Robert S. Apatoff, President and Chief Executive Officer

Scott D. Levin, Executive Vice President, General Counsel and Secretary